Exhibit 12.1

FLOTEK INDUSTRIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Nine Months Ended September 30,
	2002(a)	2003(b)	2004	2005	2006	2006	2007
	(in thousands, except ratios)
Earnings:
Income (loss) from continuing operations before income taxes	(3,117)	(5,681)	2,367	9,373	17,933	11,845	21,583

Plus: Fixed charges	504	618	691	827	1,005	750	2,544
Income from equity investee	—	—	—	—	—	—	668

Earnings available for fixed charges	(2,613)	(5,063)	3,058	10,200	18,938	12,595	24,795

Fixed Charges:
Interest expense	504	618	691	827	1,005	750	2,544

Total fixed charges	504	618	691	827	1,005	750	2,544

Ratio of earnings to fixed charges	(a )	(b )	4.43	12.33	18.84	16.79	9.75

(a)	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges. Coverage deficiency was $ 3,117,000.
(b)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. Coverage deficiency was $ 5,681,000.